Exhibit 21.1

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization
Seritage Growth Properties, L.P.	Delaware
Seritage SRC Finance LLC	Delaware
Seritage KMT Finance LLC	Delaware
Seritage SRC Mezzanine Finance LLC	Delaware
Seritage KMT Mezzanine Finance LLC	Delaware
Seritage Management LLC	Delaware
Seritage GS Holdings LLC	Delaware
Seritage SPS Holdings LLC	Delaware
Seritage MS Holdings LLC	Delaware